SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company (Issuer))

KOCH FOREST PRODUCTS, INC.

KOCH INDUSTRIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $.80 per Share

(Titles of Classes of Securities)

373298108

(CUSIP Number of Class of Securities)

Steven J. Feilmeier

Senior Vice President - Chief Financial Officer

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

(316) 828-5500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Tye G. Darland, Esq. Raffaele G. Fazio, Esq. Koch Industries, Inc. 4111 East 37th Street North Wichita, Kansas 67220 (316) 828-5500	Mark D. Gerstein, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,767,500,272	$1,502,735

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 265,989,589 shares of common stock, par value $.80 per share, of Georgia-Pacific at a purchase price of $48.00 per share. Such number of shares consists of (i) 259,137,551 shares of common stock issued and outstanding (net of shares of restricted stock that are subject to transferability restrictions), and (ii) 6,852,038 shares that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire Georgia-Pacific shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011770 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,502,735	Filing Party: Koch Industries, Inc.
Form or Registration No. Schedule TO-T	Date Filed: November 17, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005, by Koch Forest Products, Inc., a Georgia corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), and Koch Industries, relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.80 per share (the “Shares”), of Georgia-Pacific Corporation, a Georgia corporation (“Georgia-Pacific”), at a purchase price of $48.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 2005, as amended through the date hereof (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended through the date hereof (as amended, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Amendments to Offer to Purchase

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended by deleting the second paragraph under the heading “Antitrust Matters - Turkey” and replacing it with the following:

“Under the provisions of the Law on Competition, No. 4054 dated 7 December 1994 and the Competition Board Communiqué No. 1997/1, as of the date the Competition Board is notified of a transaction, the Board has to preliminarily examine the transaction within 15 days. Where the Board does not respond to or take any other action, the transaction may take effect 30 days after the date of notification. We notified the Competition Board of the Offer and the Merger, and provided the requisite merger submission to the Competition Board, on November 16, 2005. The statutory waiting period in Turkey is 30 calendar days, starting from the date on which a complete merger submission is filed with the Competition Board, which would mean that the statutory waiting period could expire as early as December 16, 2005. However, we have been advised by Turkish counsel that the representatives of the Competition Board frequently request additional information during the initial 15 day preliminary review period and, as a result, may not deem the merger submission to be complete as of the date first filed. In this case, the 30 calendar day statutory review period would restart from the time the merger submission is deemed to be complete. For this reason, we can provide no assurance as to the period of time required to obtain the requisite competition law approval in Turkey.

On December 6, 2005, we received from the Competition Board a request for additional information with respect to our merger submission. We responded to this request on the same day and, in connection with the filing of additional information, the 30 calendar day statutory waiting period will restart from December 7, 2005. Assuming our merger submission is deemed complete as of December 7, 2005, the statutory waiting period will expire on January 6, 2006, unless we obtain early termination. We also retain the right under the Merger Agreement to waive the Turkish Condition.”

(2) Section 17 (“Legal Proceedings”) of the Offer to Purchase is hereby amended by deleting the section in its entirety and replacing it with the following:

“Class Action. On November 16, 2005, Mr. Stewart Simon and Mr. Jeffrey Simon, each a purported holder of Shares, filed a class action complaint in the Superior Court of Fulton County in the State of Georgia (the “Superior Court”), purportedly on behalf of themselves and all other shareholders of Georgia-Pacific, against Georgia-Pacific and the members of its board of directors. The complaint alleges, among other things, that the members of the board of directors of Georgia-Pacific breached their fiduciary and other common law duties to shareholders in connection with the transactions contemplated by the Merger Agreement. The complaint seeks certification as a class action, injunctive relief against the Offer and the Merger and, among other things, unspecified compensatory damages and an unspecified amount for costs and disbursements, including reasonable allowances for fees of plaintiffs’ counsel and reimbursement of expenses. This summary and description of the complaint are qualified in their entirety by reference to the complaint, which has been filed as Exhibit (d)(3) to the Statement and is hereby incorporated herein by reference.

On November 22, 2005, Mr. Stewart Simon and Mr. Jeffrey Simon filed an amended class action complaint with respect to the action originally filed on November 16, 2005. The amended complaint names Purchaser, Koch Industries and Georgia-Pacific’s financial advisor as additional parties. The amended complaint alleges, among other things and in addition to the allegations in the original complaint, that the Purchaser and Koch Industries aided and abetted asserted breaches of fiduciary duties by the members of the board of directors of Georgia-Pacific. The Purchaser and Koch Industries believe that the allegations in the amended complaint against them are without merit and intend to vigorously defend the action. Georgia-Pacific has advised us that it believes that the amended complaint is without merit and intends to vigorously defend the action. This summary and description of the amended complaint are qualified in their entirety by reference to the amended complaint, which has been filed as Exhibit (d)(4) to the Statement and is hereby incorporated herein by reference.

On December 1, 2005, the Superior Court held a hearing on plaintiffs’ motion for expedited proceedings and denied the motion on the basis that the appraisal remedy in Article 13 of the GBCC is an adequate remedy at law for plaintiffs’ claims, plaintiffs did not demonstrate a colorable basis for their claim of irreparable injury and thus plaintiffs did not have grounds for seeking expedited proceedings.

        Class and Derivative Action. On November 28, 2005, counsel to the Indiana State District Council of Laborers and HOD Carriers Pension Fund (the “Indiana Pension Fund”) demanded, pursuant to GBCC section 14-2-742 relating to shareholder derivative proceedings, that Georgia-Pacific’s board of directors investigate and bring legal action for remedial and all other appropriate relief against the directors and officers of Georgia-Pacific who, according to the Indiana Pension Fund, violated their fiduciary obligations owed to Georgia-Pacific, and in the interim demanded that Georgia-Pacific’s board of directors, by no later than December 1, 2005, agree in writing to suspend the proposed Offer and Merger until after an independent investigation into the fairness of the proposed transactions contemplated by the Merger Agreement as to Georgia-Pacific and its shareholders has been completed. The demand alleges, among other things, that the members of the board of directors of Georgia-Pacific breached their fiduciary duties and engaged in self-dealing in connection with the proposed transactions contemplated by the Merger Agreement. Georgia-Pacific has indicated that the Georgia-Pacific board of directors is reserving its right to investigate the demand consistent with applicable law and that it has reserved all other rights and defenses under Georgia law.

On December 2, 2005, the Indiana Pension Fund, a purported holder of Shares, filed a class and derivative action complaint in the Superior Court, purportedly on behalf of Georgia-Pacific and its shareholders against the members of the board of directors of Georgia-Pacific. The complaint alleges, among other things, that the members of the board of directors of Georgia-Pacific breached their fiduciary duty and engaged in self-dealing in connection with the proposed transactions contemplated by the Merger Agreement, wasted Georgia-Pacific’s corporate assets and abused their ability to control and influence Georgia-Pacific’s shareholders. The complaint seeks certification as a class action, a declaration that the Merger Agreement is unlawful and unenforceable, injunctive relief against the Merger Agreement, an order requiring the members of the board of directors of Georgia-Pacific to account for all profits and special benefits and unjust enrichment they have allegedly obtained and imposing a constructive trust thereon, and, among other things, an unspecified amount for costs and disbursements, including reasonable attorneys’, accountant’s and experts’ fees. Georgia-Pacific has advised us that it believes that the complaint is without merit and intends to vigorously defend the action. This summary and description of the complaint are qualified in their entirety by reference to the complaint, which has been filed as Exhibit (d)(5) to the Statement and is hereby incorporated herein by reference.”

Miscellaneous

Item 12 of the Statement is hereby amended and supplemented by adding the following:

“(a)(1)(N) Frequently Asked Questions (“FAQs”).”

“(d)(5) Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Indiana State District Council of Laborers and HOD Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of Georgia-Pacific Corporation, v. James S. Balloun, Thomas D. Bell, Jr., Jon A. Boscia, Barbara L. Bowles, et al., Case No. 2005CV109450, filed December 2, 2005.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOCH INDUSTRIES, INC.

By:	/s/ STEVEN J. FEILMEIER
Name:	Steven J. Feilmeier
Title:	Senior Vice President - Chief Financial Officer

KOCH FOREST PRODUCTS, INC.

By:	/s/ STEVEN J. FEILMEIER
Name:	Steven J. Feilmeier
Title:	Vice President

Date: December 8, 2005

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 17, 2005.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press Release issued by Koch Industries on November 13, 2005 (incorporated by reference to the Schedule TO-C filed by Koch Industries with the SEC on November 14, 2005).

(a)(1)(H)	Press Release issued by Koch Industries on November 17, 2005.*

(a)(1)(I)	Summary Advertisement published November 17, 2005.*

(a)(1)(J)	Press Release issued by Koch Industries on November 21, 2005.**

(a)(1)(K)	Press Release issued by Koch Industries on November 25, 2005.***

(a)(1)(L)	Letter to All Participants in the Georgia-Pacific Corporation Employee Stock Purchase Plan.****

(a)(1)(M)	Press Release issued by Koch Industries on December 2, 2005.****

(a)(1)(N)	Frequently Asked Questions (“FAQs”).

(b)(1)	Commitment Letter, dated November 2, 2005, between Citigroup Global Markets Inc. and Koch Industries.*

(b)(2)	Amended and Restated Commitment Letter, dated November 13, 2005, between Citigroup Global Markets Inc., Koch Forest Products Holding, LLC and the Purchaser.*

(b)(3)	Second Amended and Restated Commitment Letter, dated November 22, 2005, between Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank AG, New York Branch, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Koch Forest Products Holding, LLC and Purchaser.****

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of November 13, 2005, among Koch Industries, the Purchaser and Georgia-Pacific.*

(d)(2)	Confidentiality Agreement, dated October 12, 2005, by and between Georgia-Pacific and Koch Industries.*

(d)(3)	Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowles, et al., Case No. 2005CVI08796, filed November 16, 2005.*

(d)(4)	Amended Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowles, et al., Case No. 2005CVI08796, filed November 22, 2005.***

(d)(5)	Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Indiana State District Council of Laborers and HOD Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of Georgia-Pacific Corporation, v. James S. Balloun, Thomas D. Bell, Jr., Jon A. Boscia, Barbara L. Bowles, et al., Case No. 2005CV109450, filed December 2, 2005.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Statement on November 17, 2005.

**	Previously filed with Amendment No. 1 to the Statement on November 21, 2005.

***	Previously filed with Amendment No. 2 to the Statement on November 25, 2005.

****	Previously filed with Amendment No. 3 to the Statement on December 2, 2005.